Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated March 31, 2014

Fantex, Inc.

On March 25, 2014, the article attached hereto as Annex A was published online by the Associated Press (the “Article”). The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Arian Foster Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, and 333-191772 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Arian Foster Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is headlined, “Risky IPO Seeks New Way to Trade Star Athletes,” states that, “San Francisco 49ers tight end Vernon Davis is about to be the first [athlete] ever to be traded like a stock,” and questions, “whether sports stars should be treated like public companies, whose moneymaking potential can be bought and sold on an exchange by ordinary investors.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (the “Arian Foster Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand, and Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•                  The Article states that, “San Francisco-based Fantex Inc. plans to operate the exchange [on which shares of Fantex Series Vernon Davis may be traded.]” Sales and trading of the Company’s tracking stock, should any occur, will take place on Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and the exclusive trading platform for tracking stocks that may be issued by the Company.

•                  The Article states that, “San Francisco 49ers tight end Vernon Davis is about to be the first [athlete] ever to be traded like a stock,” that “San Francisco-based Fantex Inc.… will orchestrate Davis’ initial public offering of stock after getting regulatory approval from the Securities and Exchange Commission,” and that “besides Davis, the company also has lined up IPOs tied to Houston Texans running back Arian Foster and Buffalo Bills quarterback EJ Manuel.” The Company has filed the Registration Statements with the SEC, but the Registration Statements have not yet become effective. Once the Vernon Davis Registration Statement, the EJ Manuel Registration Statement or the Arian Foster Registration Statement is effective, FBS will send an electronic notice informing potential investors that such registration statement is effective and that FBS may accept reservations for the associated shares in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis, Fantex Series EJ Manuel or Fantex Series Arian Foster and will not be able to trade shares linked to the economic performance and value of the Vernon Davis Brand Contract, the EJ Manuel Brand Contract or the Arian Foster Brand Contract until the consummation of the associated initial public offering.

•                  The Article refers to, “[an athlete’s] moneymaking potential [being] bought and sold on an exchange by ordinary investors,” and states that, “the deal requires Fantex to pay Davis $4 million in exchange for 10 percent of his future earnings, including some of his off-field income. To cover Davis’ fee, Fantex seeks to sell 421,100 shares of stock at $10 apiece,” that “the income will come from Davis’ career football earnings dating back to last October, as well as any money he makes from off-the-field endorsements or other jobs, such as sports broadcasting, that he gets during the rest of his life,” that “the deal only covers earnings tied to his success as an athlete,” and that “athletes who sign deals with Fantex get a guaranteed payment upfront and promises of help managing their personal brands for years to come.” Under the terms of the Vernon Davis Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract (the “Vernon Davis Brand Income”), of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. $4 million of the net proceeds of the Vernon Davis Offering will be used to pay to Vernon Davis the purchase price for the 10% interest in the Vernon Davis Brand Income. A more detailed description of the Company’s expected use of proceeds from the Vernon Davis Offering is available in the Vernon Davis Registration Statement. The Company intends to assisting its acquired brands in increasing their value via technology and through leveraging the Company’s marketing, advertising and strategic partnering expertise.

•                  The Article states that, “Davis, 30, will need to make more than $40 million just to deliver a small return on Fantex’s investment in him,” that, “the performance of the stock tracking Davis’ career will likely hinge on whether the tight end lands another big contract after his current deal with the 49ers expires in 2015,” and that “investors who own the Davis tracking stock could profit from a combination of the player’s earnings and gains in the value of their shares.” The opportunity to receive a return of capital or any profit from an investment in Fantex Series Vernon Davis will depend in large part upon Vernon Davis’s ability to enter into at least one additional high-value, multi-year NFL player contract, and on his ability over the same period and beyond to enter into and maintain endorsement contracts that are in excess of those he has had historically. For a more detailed description of the valuation of the Vernon Davis Brand Contract, please see section entitled “—Vernon Davis Brand Contract, at Estimated Fair Value” in the Vernon Davis Registration Statement. Investing in Fantex Series Vernon Davis is highly complex, risky and speculative, there is no assurance of profit, and such investment should be considered only by persons who can afford the loss of their entire investment.

•                  The Article states that, “Fantex will cover its expenses by taking a small cut of the revenue generated by Davis.” The Company will attribute 95% of the Vernon Davis Brand Income to the Vernon Davis Brand, while the remaining 5% will be attributed to the platform common stock. A more detailed description of the dividend policy and the attribution of the Vernon Davis Brand Income is available in the Vernon Davis Registration Statement.

•                  The Article states that, “Fantex is piggybacking on the increasing popularity of fantasy sports -a popular pastime that involves people forming leagues that revolve around the statistics of real athletes.” The Company does not agree with this characterization. The Fantex Series Vernon Davis tracking stock is a security being offered pursuant to a registration statement on Form S-1 filed with the Securities and Exchange Commission and under separate state securities laws. A share of Fantex Series Vernon Davis represents an ownership interest in the Company and the tracking stock is intended to track and reflect the separate economic performance of a brand contract between Mr. Davis and the Company.

•                  The Article states that, “[Vernon Davis] only has deals totaling $413,000 during the next two seasons, according to the IPO filing.” Vernon Davis currently has endorsement contracts or license agreements under which he is entitled to aggregate compensation of up to approximately $338,000 for the years ending December 31, 2014, 2015 and 2016.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should,” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated March 25, 2014 Published by the Associated Press

March 25, 7:32 PM EDT

RISKY IPO SEEKS NEW WAY TO TRADE STAR ATHLETES

By Michael Liedtke

SAN FRANCISCO (AP) — Professional athletes frequently get traded to other teams, but San Francisco 49ers tight end Vernon Davis is about to be the first ever to be traded like a stock.

Davis, an eight-year veteran of the National Football League, is serving as the litmus test for a risky concept: Whether sports stars should be treated like public companies, whose moneymaking potential can be bought and sold on an exchange by ordinary investors. San Francisco-based Fantex Inc. plans to operate the exchange and will orchestrate Davis’ initial public offering of stock after getting regulatory approval from the Securities and Exchange Commission.

The deal requires Fantex to pay Davis $4 million in exchange for 10 percent of his future earnings, including some of his off-field income. To cover Davis’ fee, Fantex seeks to sell 421,100 shares of stock at $10 apiece. The company hopes to complete the initial public offering in the next few weeks.

Davis, 30, will need to make more than $40 million just to deliver a small return on Fantex’s investment in him.

Fantex is counting on him to earn most of that money after his current contract with the 49ers expires in 2015. By then, Davis will be at an age when it might be difficult for him to land another big payday, although there are precedents for it. That means the deal could prove to be more profitable for Davis than the investors who buy the Fantex stock tracking his performance.

IPO expert Francis Gaskins is advising investors to stay on the sidelines. Fantex’s concept “just sounds like something that P.T. Barnum would try to sell,” says Gaskins, president of IPOdesktop.com. “I don’t think it’s going to work out.”

Fantex CEO Buck French has been trying to overcome skepticism while traveling around the country for pre-IPO meetings that began in early February. The journey included traveling to 12 cities in two weeks last month on an old bus that retired NFL announcer John Madden used to ride to get to his broadcasting assignments.

“We are successful businessman and we are putting together a transaction we believe in,” French says.

Fantex will cover its expenses by taking a small cut of the revenue generated by Davis. Investors who own the Davis tracking stock could profit from a combination of the player’s earnings and gains in the value of their shares.

The income will come from Davis’ career football earnings dating back to last October, as well as any money he makes from off-the-field endorsements or other jobs, such as sports broadcasting, that he gets during the rest of his life.

The deal only covers earnings tied to his success as an athlete. If Davis decides to do something like sell insurance after his playing days are over, Fantex won’t receive any of that money. His income from his holdings in a Jamba Juice franchise and a San Jose, Calif., art gallery is already excluded.

The Fantex IPO is part of “a land rush to see who can come up with the next clever concept to bring fans closer to the game,” says veteran sports agent Leigh Steinberg, who has represented hundreds of NFL players during his career. “It’s a manifestation of the different ancillary revenue flows that players, speculators and investors can engage in, all of which is created by the love of sports.”

No U.S. sport is more popular than the NFL, which has seen its annual revenue soar from $4 billion to about $10 billion during the past 14 years. Commissioner Roger Goodell has set a goal of reaching $25 billion by 2027. Most of the money is coming from TV networks that are willing to pay steadily higher fees to attract large audiences that watch games live instead of on DVRs later - a major draw for advertisers.

Major League Baseball, with annual revenue estimated at about $8 billion, and the National Basketball Association, with estimated annual revenue of about $5 billion, also are thriving.

As the stakes in sports are rising, so is the money paid to athletes. Forbes magazine’s 2013 list of the world’s 100 top-paid professional athletes required a minimum annual income of $16 million. New Orleans Saints quarterback Drew Brees, with $51 million in annual income, led the 13 NFL players who made the Forbes list.

Fantex is focusing on players in a lower-income bracket. Besides Davis, the company also has lined up IPOs tied to Houston Texans running back Arian Foster and Buffalo Bills quarterback EJ Manuel. None of them have a contract that will pay more than $6.5 million next year. Fantex hopes to eventually sign similar IPO deals with other athletes outside of football.

Athletes who sign deals with Fantex get a guaranteed payment upfront and promises of help managing their personal brands for years to come. Some of the guidance may be provided by NFL Hall of Fame quarterback John Elway, a director on Fantex’s holding company, and retired golf star Jack Nicklaus, who is a Fantex adviser.

Davis isn’t discussing his reasons for participating in the IPO yet because of securities regulations discouraging public comments that could sway investors considering whether to buy newly issued stock. He is normally outspoken and has a wide range of interests outside football. Besides his art gallery and Jamba Juice franchise, Davis is such a big fan of curling that he served as honorary captain of the USA’s team during last month’s Winter Olympics.

NFL spokesman Brian McCarthy declined to comment on the IPO.

French, Fantex’s CEO, is a long-time entrepreneur who scored his biggest windfall 14 years ago when he sold one of his previous companies, OnLink Technologies, to software maker Siebel Systems for $760 million. He came up with the idea for Fantex two years ago with another former Silicon Valley venture capitalist, David Beirne, and Dave Mullin, who had been a chief financial officer at several other companies and is now filling the same role at Fantex.

The trio funneled their interests in sports, finance and management into Fantex in hopes that the idea will appeal to kindred spirits.

Fantex is piggybacking on the increasing popularity of fantasy sports -a popular pastime that involves people forming leagues that revolve around the statistics of real athletes. Each fantasy participant drafts players to fill different positions. They score points based on how well their players do in real life. At the end of the season, the winner of the fantasy league wins a prize, usually a financial jackpot consisting of the entry fees.

An estimated 33.5 million people in the U.S. participated in at least one fantasy sports league last year, according to the Fantasy Sports Trade Association. The money spent on the fantasy games totaled about $3.7 billion, or an average of $111 per person, the group estimated. Football is, by far, the most popular sport for fantasy leagues.

The performance of the stock tracking Davis’ career will likely hinge on whether the tight end lands another big contract after his current deal with the 49ers expires in 2015. He could end up making nearly $10.3 million, including bonuses, during the next two seasons, according to Fantex’s IPO documents.

None of that money is guaranteed, highlighting the pitfalls of betting on the ephemeral careers of athletes. Injuries are a hazard in all sports, but they are more severe and frequent amid football’s jarring collisions. There’s yet another risk: The salaries in the NFL’s long-term player contracts aren’t guaranteed to be paid through the duration of the deals, a contrast to professional baseball and basketball.

The average NFL career lasts just three years, although standouts usually play a lot longer.

The NFL’s perils already ruined Fantex’s original game plan. The company set out to test its concept last October with an IPO selling a stock tracking Foster, the Texans’ star running back. The IPO was indefinitely postponed in November after Foster got hurt and underwent season-ending surgery on his back.

Davis has never had to sit out an entire season, though he has missed some games because of various injuries, including a strained hamstring and a concussion last year. After analyzing the longevity of 212 other tight ends from 1990 through 2010, Fantex concluded Davis should be able to play for nearly 14 years.

Davis ranks among the NFL’s top tight ends, although he isn’t widely considered to be the best player at his position. He has never been selected as a starter on the NFL’s annual All-Pro team, a distinction meant to highlight the best players at each position.

But Davis has been winning more acclaim as his career progresses. He made the second team in last year’s All-Pro voting after catching a career-best 13 touchdown passes last season. Before the 49ers lost their conference championship game, Davis caught his seventh career touchdown in the playoffs to tie an NFL record for tight ends.

Fantex’s projections for Davis call for his next NFL contract to be worth at least $33 million. French believes that goal is within reach, based on the deals that two other star tight ends Tony Gonzalez and Antonio Gates - two players who were voted as first-team All-Pros during their careers.

The IPO documents also paint a rosy picture of Davis as a pitchman. Fantex estimates his endorsement income during the remainder of his career could approach $9 million, even though he only has deals totaling $413,000 during the next two seasons, according to the IPO filing.

Davis could be making slightly more if he had not been fired last October as a spokesman for a coconut water called Vita Coco after he tweeted an endorsement of a competing product.

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AP Sports Writer Janie McCauley contributed to this story.

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